UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

EXCERPTS FROM THE MINUTES OF THE 311th BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 14, 2016

1. DATE, TIME AND PLACE: On December 14, 2016, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), with the written vote of Mr. Martin Roberto Glogowsky cast in advance, pursuant to Paragraph 7, Article 17 of the Bylaws of the Company. The meeting was also attended by the Chief Executive Officer and, during a part of it, by the Executive Vice Presidents.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After examining the items on the Agenda, the Directors unanimously decided as follows:

(i) Take cognizance of and discuss the matters examined by the Board's Advisory Committee and Commission in December;

(ii) Take cognizance of and discuss the priority issues/projects of the Company reported by the Chief Executive Officer;

(iii) Approve the minutes of the 310th Board of Directors Meeting held on November 30, 2016;

(iv) Debate and approve, pursuant to Article 17, paragraph (h) of the Bylaws of the Company, the engagement of KPMG Auditores Independentes (“KPMG”) to provide external audit services to CPFL Energia for sixty (60) months, placing on record the favorable report issued by the Fiscal Council at the 174th meeting held on December 9, 2016, and recommended the executives nominated by the Company to the management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”),Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Geração de Energia S.A. (“CPFL Geração”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Brasil Varejista S.A. (“Covar”), CPFL Serviços Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL GD S.A. (“CPFL GD”), CPFL Telecom S.A. (“CPFL Telecom”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”), CPFL Eficiência Energética S.A. (“Esco”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”) and RGE Sul Distribuidora de Energia S.A. (“RGE Sul”) to vote for the engagement of KPMG, in accordance with Resolution 2016158-E of the Board of Executive Officers;

(v) Debate and approve, pursuant to paragraphs (o) and (n) of Article 17 of the Bylaws of the Company and as described in Resolution 2016154-E of the Board of Executive Officers, the injection of capital, by CPFL Energia, through an Advance for Future Capital Increase (“AFAC”), in CPFL Serviços, which will be made in 2017, under the terms and conditions of the AFAC Agreement to be entered into between the legal representatives of the Company and CPFL Serviços, and recommended the Board of Executive Officers of CPFL Serviços to vote in favor of the AFAC operation;

(vi) Debate and approve, pursuant to paragraph (o) of Article 17 of the Bylaws of the Company and in accordance with Resolution 2016173-E of the Board of Executive Officers:

(vi.i) thechange in the premium for early redemption of the 5th Issue of Debentures of CPFL Geração, by March 31, 2017, from 0.95% (zero point nine five percent) to 0.85% (zero point eight five percent) and

(vi.ii) the inclusion of the possibility of prepayment of installments in the Indentures of the 6th Issue of Debentures of RGE, the 6ª Issue of Debentures of the CPFL Paulista and the 6th Issue of Debentures of CPFL Piratininga, with the amortization periods and installments changing from 07/03/2017 - 30%, 07/03/2018 - 30% and 07/03/2019 - 40% to 03/31/2017 - 60% and 07/03/2019 - 40%; and

(vi.iii) recommend the executives nominated by the Company to the management bodies of the subsidiaries CPFL Geração, RGE, CPFL Paulista, CPFL Energias Renováveis S.A. (“CPFL Renováveis”), CPFL Piratininga and CPFL Santa Cruz, jointly with the others “the Issuers” to vote for signing the amendments to the following Indentures of Debentures in order to alter the hypotheses in paragraphs “b” and “c” of the Early Maturity Clause, to include State Grid Brazil Power Participações Ltda. (“State Grid”) as a member of the Controlling Block of CPFL Energia, and authorize the implementation of all and any acts and measures required to formalize, ratify, put into effect and manage the above resolutions, including, but not limited to, the signing of the Amendments:

(a) CPFL Geração: “Private Indenture of the 5th (Fifth) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, for Public Distribution with Restricted Distribution Efforts, under the Best Placement Efforts regime, CPFL Geração de Energia S.A.”; “Private Indenture of the 6th (Sixth) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, of CPFL Geração de Energia S.A.”; “Private Indenture of the 7th (Seventh) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, for Public Distribution with Restricted Distribution Efforts, Firm Guarantee of Subscription, of CPFL Geração de Energia S.A.”; and “Private Indenture of the 8th (Eighth) Issue of Simple, Non-convertible, Unsecured Debentures, with Personal Guarantee, in a Single and Indivisible tranche, in a Single Series, for Public Distribution, of CPFL Geração de Energia S.A.”;

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(b) RGE: “Private Indenture of the 6th (Sixth) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, for Public Distribution with Restricted Distribution Efforts, under Firm Guarantee of Subscription, of Rio Grande Energia S.A.”; and “Private Indenture of the 7th (Seventh) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, for Public Distribution with Restricted Distribution Efforts under Firm Placement Guarantee, of Rio Grande Energia S.A.”;

(c) CPFL Paulista: “Private Indenture of the 6th (Sixth) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, for Public Distribution with Restricted Placement Efforts, under Firm Guarantee, of Companhia Paulista de Força e Luz”; “Private Indenture of the 7th (Seventh) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, for Public Distribution with Restricted Placement Efforts under Firm Guarantee, of Companhia Paulista de Força e Luz”;

(d) CPFL Renováveis: “Private Indenture of the 1st (First) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, for Public Distribution with Restricted Placement Efforts under Firm Guarantee, of PCH HOLDING 2 S.A.”;

(e) CPFL Piratininga: “Private Indenture of the 6th (Sixth) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, for Public Distribution with Restricted Placement Efforts under Firm Guarantee, of Companhia Piratininga de Força e Luz”; and “Private Indenture of the 7th (Seventh) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, for Public Distribution with Restricted Placement Efforts under Firm Guarantee, of Companhia Piratininga de Força e Luz”; and

(f) CPFL Santa Cruz: “Private Indenture of the 1st (First) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Personal Guarantee, for Public Distribution with Restricted Placement Efforts under Firm Guarantee, of Companhia Luz e Força Santa Cruz”;

It was recorded that the resolutions in item (vi) above will come into effect upon the consummation of the transaction between the Shareholders of the Controlling Block of CPFL Energia and State Grid and the consequent transfer of shares of the controlling block to State Grid.

(vii) Debate and approve, in accordance with paragraph(s) in Article 17 of the Bylaws of the Company and under the terms and conditions described in Resolution 2016172-E of the Board of Executive Officers, the provision of guarantee, in the form of suretyship or accommodation, by CPFL Energia, for the funding (“2017 Funding Plan”) carried out by subsidiaries CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, Esco, CPFL Renováveis and CPFL Transmissão Morro Agudo, and jointly with the others “Subsidiaries”), in the total amount of up to four billion, five hundred thirty-five million reais (R$4,535,000,000.00), with the sum of the individual limits of the Subsidiaries cannot exceed the total amount, through loans based on Law 4,131/62 and/or rollover of current foreign currency debt with a swap to Interbank Deposit Certificate (“CDI”), and the transfer of this swap as guarantee, Rural Credit, Bank Credit Note, Promissory Notes with takeout of long-term debt, debenture issues and/or other working capital operations and recommend the executives nominated by the Company to the management bodies of the Subsidiaries to vote for approval of the respective funding operations; and

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(viii) Take cognizance of the consolidated results for November 2016 (Year-to-Date and Budget vs. Actual) and the Best Estimate of CPFL Energia and its subsidiaries.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Gisélia Silva.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 7, pages 71 to 75.

Gisélia Silva

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.